Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ozon Holdings PLC:

We consent to the use of our report dated September 8, 2020, except as to the capital reorganization section of Note 27, which is as of November 2, 2020, with respect to the consolidated statements of financial position of Ozon Holdings PLC as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes incorporated herein by reference.

Our report refers to the adoption of International Financial Reporting Standard 16, Leases.

/s/ JSC “KPMG”

Moscow, Russia

January 27, 2021